CONFIDENTIAL TREATMENT REQUEST

REQUESTED BY PINGTAN MARINE ENTERPRISE LIMITED

PURSUANT TO 17 C.F.R. §200.83

SECTIONS MARKED WITH AN [*] OMIT CONFIDENTIAL INFORMATION

DELIVERED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION’S DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER

PURSUANT TO 17 C.F.R. §200.83

May 11, 2020

VIA CERTIFIED MAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street N.E.

Washington, D.C. 20549

Re:	Pingtan Marine Enterprise Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2019 (the “Form 10-K”)

Filed March 16, 2020

File No. 001-35152

Dear Mses. Tillan and Lochhead:

This letter (this “Response Letter”) responds to the comment of the staff (the “Staff”) of the Division of Corporation Finance at the U.S. Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated April 22, 2020 (the “Comment Letter”), to the above referenced filings of Pingtan Marine Enterprise Ltd. (the “Company”). The Company has filed, via EDGAR, this Response Letter (tagged correspondence).

Pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. §200.83] (“Rule 83”) and because of the commercially sensitive nature of certain information contained herein, the Company is requesting confidential treatment for selected portions of this Response Letter. The version of this Response Letter filed via EDGAR omits such confidential information. The omitted confidential information has been replaced in this Response Letter filed via EDGAR with a placeholder identified by a bracketed asterisk [*]. A complete unredacted version of this Response Letter will be provided to the Staff only in hard copy and not electronically as correspondence under the Commission’s EDGAR system. The Company has sent to the Staff and the Office of Freedom of Information and Privacy Act Operations a separate letter (the “Request Letter”) requesting that, pursuant to Rule 83, the omitted confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise.

CONFIDENTIAL TREATMENT REQUESTED BY PINGTAN MARINE ENTERPRISE LTD.

PURSUANT TO 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

May 11, 2020

For your convenience, we have reproduced in italics below the comment from the Comment Letter with the response following.

Form 10-K for the Fiscal Year Ended December 31, 2019

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page F-14

1.	Please tell us where you provided the quantitative disaggregation of revenue disclosures based on how economic factors affect the nature, amount, timing and uncertainty of revenue recognition and cash flows. Refer to ASC 606-10-50-5 and 50-7.

RESPONSE:

We advise the Staff respectfully that we have considered the guidance in ASC 606-10-50-5 and 50-7 in our presentation of the financial statements. We have provided disaggregated revenue disclosure by species of fish sold in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 32 of the Form 10-K. Marine catch is our one and only product line and we have concluded that the most meaningful disclosure would be by product type pursuant to ASC 606-10-55-91(a) as presented in the Form 10-K.

Beginning with the Form 10-Q for the period ended March 31, 2020, the Company will include the following disclosure in both the footnotes to the financial statements and the MD&A, to be updated as applicable for the relevant period:

We catch different species of fish, ship them back to China and sell the catches to distributors and retailers by acting as a wholesaler. Marine catch is our one and only product line. The product type, contractual price and quantities are identified in contracts. We do not offer promotional payments, customer coupons, rebates or other cash redemption offers to our customers, and we do not accept returns from customers. Our revenues are recorded at a point in time. All of our operations are considered by the Company’s Chief Operating Decision Maker to be aggregated in one reportable operating segment and our revenue is disaggregated by product type in terms of species of fish sold pursuant to ASC 606-10-55-91(a).

The revenue is generated from the sale of frozen fish and other marine catches. We recognize revenue at the amount we expect to be entitled to be paid, determined when control of the products is transferred to our customers, which occurs upon delivery of and acceptance of the frozen fish by the customer and we have a right to payment.

We have identified one performance obligation as the frozen fish and other marine catches identified in the contract are picked up by the customers at our cold storage warehouse, with revenue being recognized at a point in time. We initially recognize revenue in an amount which is estimated based on contractual prices. The receivables under contracts, whereby pricing is based on contractual prices, are primarily collected within180 days.

CONFIDENTIAL TREATMENT REQUESTED BY PINGTAN MARINE ENTERPRISE LTD.

PURSUANT TO 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

May 11, 2020

Note 4. Inventories, page F-19

2.	Reference the disclosure that you have $25 million of frozen fish and marine catches work in progress at December 31, 2019 compared to none in the prior year. Revise future filings to briefly describe the nature of "work in progress" and, as applicable, explain the reasons for material changes in the balance when compared to the prior year in MD&A. Refer to Instruction 4 of Item 303(a) of Regulation S-K. Provide us with your proposed revised disclosures.

RESPONSE:

Frozen fish and marine catches “in warehouse” represents fish inventory in cold storage warehouses located in China.

Frozen fish and marine catches “work in progress” represents fish inventory in vessels’ refrigerators, which has not been delivered to ports in China, nor applied for duty-exemption import into China.

Frozen fish and marine catches “in transit” represents fish inventory that obtained duty-exemption import permission and is in the process of being shipped to China.

As of December 31, 2019, 18.7 million kg of fish were stored in fishing vessels’ refrigerators and recorded as “work in progress” and 91% of which was delivered to ports in China during the first quarter of 2020. The average unit production cost of this fish was $1.36 per kg. The average unit sale price was $1.76 per kg in 2019, which is higher than the average unit production cost. As a result, we booked $25 million of frozen fish and marine catches “work in progress” at December 31, 2019.

The change in the balance of “work in progress” for the year ended December 31, 2019, as compared to the year ended December 31, 2018, was mainly due to the increase in the number of vessels in operation in 2019. During the period from 2018 to 2019, we upgraded 59 fishing vessels with greater tonnage and deployed them to the international waters gradually. All these vessels started fishing operations in 2019 and brought material change in the balance of frozen fish and marine catches “work in progress” at December 31, 2019 as compared to the prior-year period.

Beginning with the Form 10-Q for the period ended March 31, 2020, the Company will include the following disclosure in both the footnotes to the financial statements and the MD&A, to be updated as applicable for the relevant period:

Frozen fish and marine catches in warehouse represents fish inventory in cold storage warehouses located in China.

Frozen fish and marine catches work in progress represents fish inventory in vessels’ refrigerators, which has not been delivered to ports in China, nor applied for duty-exemption import into China.

CONFIDENTIAL TREATMENT REQUESTED BY PINGTAN MARINE ENTERPRISE LTD.

PURSUANT TO 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

May 11, 2020

Frozen fish and marine catches in transit represents fish inventory that obtained duty-exemption import permission and is in the process of being shipped to China.

As of March 31, 2020, our total inventory balance was $50,761,587 compared to $30,527,752 as of December 31, 2019. The change in the balance is mainly attributable to an increase in frozen fish and marine catches in warehouse by $9.05 million and an increase in frozen fish and marine catches in transit by $15.57 million, a big portion of which was booked as frozen fish and marine catches work in progress as of December 31, 2019.

Note 9. Property, Plant, and Equipment, page F-21

3.	We see that you continue to have 37 vessels located in the Arafura Sea in Indonesia that are not in operation due to the moratorium and that you expect the carrying value of the fishing vessels to be recoverable based on the undiscounted future cash flows, which includes the impact of the moratorium. Given the extended period of the moratorium and the unknown timing of when fishing will resume in Indonesia, provide us with your impairment analysis under ASC 360-10-35-17. In addition, please revise future filings to include enhanced disclosure about your impairment analysis, estimates made, and factors that cause the estimate to be sensitive to change. Refer to ASC 275-10-50-8.

RESPONSE:

On December 31, 2019, we performed an impairment test to assess whether these 37 vessels’ carrying value are recoverable.

There are three types of vessels among these 37 vessels – trawlers, light luring seine vessels and drifters – which can catch various fishes in different ocean areas. Therefore, these vessels are available for fishing in other fisheries. We are monitoring opportunities to negotiate with the Indonesian government to resume fishing operations for these vessels. If we are not successful, we will consider deploying the fishing vessels to operate in other ocean areas that are covered by the Fishery Cooperation Agreements with the Chinese government.

The impairment test was carried out with reference to the relevant operation data of our comparable vessels, including average fishing quantity, average selling price, fuel consumption and other costs such as labor cost under normal operation.

Below are the key assumptions applied in the impairment test:

a)	these fishing vessels will exist over their remaining useful life;

b)	the operation of these fishing vessels will not differ materially from expectation after upgrading and improvement;

c)	regular maintenance will be carried out annually;

d)	straight-line depreciation is applied;

CONFIDENTIAL TREATMENT REQUESTED BY PINGTAN MARINE ENTERPRISE LTD.

PURSUANT TO 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

May 11, 2020

e)	average fishing quantity of the fishing vessels is under normal operation;

f)	weighted average selling price based on the sales quantity in 2014 as average selling price of specific fish harvested in Arafura Sea of Indonesia is lower than the selling price in 2019;

g)	fuel cost, labor cost, freight, maintenance, spare parts costs, etc. are under normal operation; and

h)	reimbursement of certain operating expenses from the Chinese government and tax expenses are based on the most recent policies issued by the Chinese government.

To calculate the undiscounted cash inflow, we multiply average fishing quantity by weighted average selling price, and add reimbursement of certain operating expenses from the Chinese government.

To calculate the undiscounted cash outflow, we sum up all costs and tax expenses.

To calculate the undiscounted net cash inflow, we subtract the undiscounted cash outflow from the undiscounted cash inflow.

The following table summarizes the computation of undiscounted net cash inflow by vessel as of December 31, 2019.

[*]

We have estimated upgrading and improvement costs based on our historical experience. Our analysis shows that, as of December 31, 2019, the payback period of each vessel is less than its remaining useful life by at least 4 years and in several cases more than 10 years.

The Company intends to hold these vessels until the moratorium is removed or vessels have been redeployed. Considering the fact that we are constantly monitoring the status of the moratorium and are able to redeploy vessels to other fishing territories / locations, we concluded that none of these vessels was impaired as of December 31, 2019. We will update our impairment analysis on these vessels as long as there continues to be indicators of impairment.

Beginning with the Form 10-Q for the period ended March 31, 2020, the Company will include the following disclosure in both the footnotes to the financial statements and the MD&A, to be updated as applicable for the relevant period:

37 vessels in Indonesian waters are not in operation because their licenses are currently inactive due to the moratorium. The Indonesian government’s 2014 moratorium on fishing license renewals has had, and will continue to have, a significant negative impact on our results of operations and financial condition. Given the impact of the moratorium, the Company assessed the recoverability of these 37 vessels for the year ended December 31, 2019 based on the undiscounted future cash flows and the availability of the vessels for redeployment in other fisheries. The impairment test was carried out with reference to the relevant operation data of the Company’s comparable vessels and took into account upgrading and improvement costs based on the Company’s historical experience. As of December 31, 2019, the payback period of each vessel is less than its remaining useful life and the carrying value of the fishing vessels are expected to be recoverable. Therefore, no impairment loss was recognized.

CONFIDENTIAL TREATMENT REQUESTED BY PINGTAN MARINE ENTERPRISE LTD.

PURSUANT TO 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

May 11, 2020

Should you or any member of your team have any further questions or need any additional information, please contact me at +19178595605 or michaelyung@ptmarine.net if you have any further questions or comments.

Very truly yours,

/s/ LiMing Yung
LiMing Yung
Chief Financial Officer

Cc:	Yuri Mukalki, Alston & Bird LLP